FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 17 May 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 17th May 2017, London, UK - LSE Announcement

GSK announces NEJM publication of positive phase III study investigating mepolizumab in patients with Eosinophilic Granulomatosis with Polyangiitis (EGPA)

Double-blind, placebo-controlled study of mepolizumab in patients with EGPA demonstrates increased likelihood of remission and reduced need for corticosteroids when mepolizumab is added to existing standard of care (SOC)

GSK today announced publication in the New England Journal of Medicine, of a randomised, double-blind, placebo controlled study investigating the efficacy and safety of mepolizumab, an IL-5 antagonist, vs placebo as an add-on therapy in patients with relapsing and/or refractory Eosinophilic Granulomatosis with Polyangiitis (EGPA). EGPA is a rare disease characterised by widespread inflammation in the walls of small blood vessels (vasculitis) which may affect multiple organ systems and be associated with fatigue, fever and weight loss.

The study was a collaboration between GSK and the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH). Headline data from the study were previously announced in November 2016.

Efficacy results
In the 52-week pivotal phase III study, mepolizumab treatment demonstrated efficacy based on both co-primary efficacy endpoints and all secondary endpoints. Treatment with mepolizumab was in addition to standard of care (glucocorticoids with or without immunosuppressants).

Patients treated with mepolizumab had a significantly greater accrued time in remission (defined as a prednisolone/prednisone dose of ≤4mg/day and a Birmingham Vascular Activity Score = 0) over the 52-week treatment period compared to placebo, with 28% of patients on mepolizumab achieving remission for at least 24 weeks versus 3% on placebo (p<0.001). In addition, a higher proportion of patients in the mepolizumab group were in remission at both Weeks 36 and 48 compared to the placebo group (32% versus 3%; p<0.001).

More patients treated with mepolizumab achieved remission within the first 24 weeks of the study and remained in remission until Week 52 compared to those receiving placebo (19% versus 1%; p=0.007). Over 52 weeks, time to first relapse was significantly longer for patients on mepolizumab (p<0.001); time to first major relapse was also longer for patients treated with mepolizumab compared to placebo (p=0.042). Patients treated with mepolizumab were also able to achieve significantly lower average doses of prednisolone/prednisone during Weeks 48 to 52 compared to placebo, with 44% able to taper their dose to ≤4mg/day versus 7% on placebo (p<0.001).

A total of 47% of mepolizumab-treated patients versus 81% of placebo-treated patients did not achieve protocol-defined remission. Approximately half the participants in the mepolizumab group had a relapse, nonetheless a 50% lower rate of relapse with mepolizumab treatment was seen than was observed with placebo in this trial (1.14 per year for the mepolizumab group versus 2.27 per year for the placebo group), which highlights the high morbidity and challenge of managing patients with this progressive disease.

Safety results

There was no difference between the two treatment groups in the proportion of patients experiencing on-treatment adverse events (97% versus 94%) and overall the adverse event profile for mepolizumab was similar to that seen in previous studies with no new safety signals observed. Fewer patients in the mepolizumab group reported serious adverse events versus those in the placebo group (18% versus 26%), with the most frequently reported being asthma worsening/exacerbation (3% versus 6%). Systemic reactions were infrequent and reported with higher incidence in the mepolizumab group compared to placebo. One death was reported in a patient receiving mepolizumab which was not considered by the investigator to be related to study treatment.

Dr. Michael E Wechsler, Professor of Medicine at National Jewish Health in Denver, Colorado, US, Principal Investigator and lead author of the study said: “EGPA patients suffer from recurrent relapses that place these patients at greater risk of permanent tissue and organ damage. There are currently no therapies specifically approved for EGPA. While systemic corticosteroids form the cornerstone of EGPA treatment, they can be associated with significant side effects. In this study, mepolizumab met several important clinical goals in the treatment of EGPA: it increased accrued time in remission, reduced frequency of relapse and exacerbation, and enabled patients to reduce corticosteroid dose. These data confirm the potential of mepolizumab as a future treatment option for patients with this rare disease.”

Steve Yancey, Vice-President and Medicines Development Lead for mepolizumab, GSK, commented: “Uncontrolled eosinophilic inflammation leads to an unpredictable condition for patients who often fear the relapses that are a common feature of the disease. Our goal is to provide patients and healthcare professionals with a new treatment option to help control this disease. The success of this study is a testament to the hard work of the GSK team, the NIAID, and the investigators, and we thank all the patients whose participation enabled the study to proceed.”

Results of this study in patients with relapsing and refractory EGPA will support GSK’s plans to submit regulatory applications, expected later in 2017.

Mepolizumab is not approved for use anywhere in the world for EGPA.

Results of the study are available at: http://www.nejm.org/doi/full/10.1056/NEJMoa1702079?query=featured_home

In addition, full results of the study are being presented during the American Thoracic Society meeting:
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9.15-11.15am 21st May - NEJM-JAMA session: Discussion on the Edge: Reports of Recently Published Pulmonary Research
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9.15-11.15am 22nd May - Oral presentation: Mepolizumab for the Treatment of Patients with Eosinophilic Granulomatosis with Polyangiitis: A Phase III Randomized, Placebo-Controlled Trial.

About the study
The pivotal phase III study was a randomised, double-blind placebo controlled study designed to investigate the efficacy and safety of mepolizumab 300mg (administered subcutaneously every 4 weeks) compared to placebo, in patients already receiving standard of care, over a 52-week study treatment period. The study was conducted in 31 academic centres and hospitals across nine countries and enrolled 136 patients (mepolizumab n = 68; placebo = 68) with relapsing or refractory EGPA receiving standard of care therapy (i.e. treatment for more than four weeks on stable dose prednisolone/prednisone ≥7.5mg - ≤50mg day) with or without immunosuppressive therapy. The study population was representative of patients with EGPA treated with glucocorticoids with or without additional immunosuppressant therapy.

Study endpoints
The co-primary endpoints were the total accrued weeks of remission over the full trial period, and the proportion of patients in remission at both Weeks 36 and 48. Remission was defined by a Birmingham Vasculitis Activity Score (BVAS), a scoring system to assess disease activity, of zero, and a prednisolone/prednisone dose ≤4mg/day.

The study included six secondary endpoints investigating relapse, remission and corticosteroid use, all considered clinically relevant for patients with EGPA.

About EGPA (previously known as Churg-Strauss Syndrome)
Eosinophilic granulomatosis with polyangiitis (EGPA) is a rare disease that causes inflammation of the small blood vessels (or vasculitis). The global incidence is generally reported to be in the range 1–4 per million, with an estimated prevalence of approximately 14–45 per million. The mean age of diagnosis is 48 years and the disease can be life-threatening for some patients.

In EGPA, patients usually develop asthma initially, before the vasculitis extends to inflammation of the small blood vessels that supply tissues in the lungs, sinuses, skin, nerves and other organs. EGPA can result in damage to almost every organ in the body and the symptoms common to most include extreme fatigue, weight loss, muscle and joint pain, sinonasal symptoms and breathlessness, all of which affect patients’ ability to carry out everyday activities without difficulty.

The current approach to disease management is primarily based on reduction of active inflammation and suppression of the immune response through the use of corticosteroid therapy and concomitant immunosuppressive therapy (e.g., methotrexate, azathioprine, mycophenolate mofetil) and/or cytotoxic agents (e.g., cyclophosphamide). Although the use of these treatments can be effective for establishing remission, patients remain vulnerable to either the complications of the long-term use of these therapies, or to the risk of relapse, particularly if the dose of corticosteroid is reduced.

About mepolizumab

Mepolizumab is a humanised IgG monoclonal antibody specific for interleukin 5 (IL-5). IL-5 is a cytokine which regulates the growth, activation and survival of eosinophils (white blood cells) and provides an essential signal for the movement of eosinophils from the bone marrow into the lung and other organs.  Mepolizumab binds to human IL-5, stopping it from binding to its receptor on the surface of eosinophils. Inhibiting IL-5 binding in this manner reduces blood, tissue and sputum eosinophil levels, which in turn reduces eosinophil-mediated inflammation.

Mepolizumab is not approved anywhere in the world for EGPA. Mepolizumab is approved for use in the E.U., under the brand name Nucala, for use as an add-on treatment for severe refractory eosinophilic asthma in adult patients. Nucala is approved for use in the U.S. as an add-on maintenance treatment of patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. It is not approved for the treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus.

Nucala has also been approved in Canada, Australia, Japan, Switzerland, Chile, South Korea and Taiwan. Trade marks are owned by or licensed to the GSK group of companies.

Important Safety Information for Nucala in Severe Eosinophilic Asthma
The following information is based on the US Prescribing Information for Nucala. Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS

Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient’s response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions: In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing. Reports of anaphylaxis have been received postmarketing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
	Fiona McMillan	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Anna Padula	+1 215 751 4271	(Philadelphia)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 17, 2017

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc